Sub-Item 77C – Submission of matters to a vote of security holders

On June 19, 2013, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two directors of the Fund.  The results of the proposals are as follows:

Proposal:  to elect one (1) Class I Director of the Fund:

Gordon A. Baird

For:  96.959%

Withheld:  3.041%

Proposal:  to elect one (1) Class II Director of the Fund:

Thomas W. Hunersen

For:  96.968%

Withheld:  3.032%